UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 14, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒             Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐             No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐             No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐            No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code no. 12793

RE-PRESENTATION OF THE MANAGEMENT PROPOSAL TO THE ORDINARY GENERAL SHAREHOLDERS METING

FIBRIA CELULOSE S.A., a corporation, with headquarters in the City of São Paulo, State of São Paulo, located at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Vila Olímpia Corporate Building, Tower B, Vila Olímpia District, enrolled before the Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21, registered before the Brazilian Securities and Exchange Commission (CVM) as a level “A” public held company, under the code No. 12793 (“Company”), in compliance with the Official Letter n. 106/2016-CVM/SEP/GEA-2, dated as of April 6, 2016, hereby informs its shareholders and the market in general that, on this date, its Management Proposal regarding the Ordinary General Shareholders Meeting to be held, on first call, on April 27, 2016 (“Management Proposal 2016”) was re-presented.

The Management Proposal 2016, amended in accordance with the requested by CVM, is available to the shareholders at the Company’s headquarters and at the websites of the Company (http://www.fibria.com.br), of CVM (http://www.cvm.gov.br/) and of BM&FBOVESPA (http://www.bmfbovespa.com.br/) on the world wide web (internet).

Finally, the Company informs that it remains available for any necessary clarifications or additional information.

Sincerely,

Guilherme Perboyre Cavalcanti

Investors’ Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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